WAIVER OF SURRENDER CHARGE RIDER

This rider is made a part of Your contract. All definitions, provisions, and exceptions of the contract apply to this rider unless changed by this rider. The Effective Date is the same as the Contract Date shown on the Data Page.

DEFINITIONS

CRITICAL NEED means being confined to a Health Care Facility, diagnosed with a Terminal Illness, or Totally and Permanently Disabled.

HEALTH CARE FACILITY means a licensed hospital or inpatient nursing facility providing daily medical treatment and keeping daily medical records for each patient (not primarily providing just residency or retirement care). The term Health Care Facility does not include a facility owned or operated by the Owner or Annuitant or a member of their immediate families.

TERMINAL ILLNESS means a sickness or injury that results in the Owner’s or Annuitant’s life expectancy being 12 months or less from the date You provide Us Notice requesting to exercise this rider.

TOTALLY AND PERMANENTLY DISABLED means the Owner or Annuitant is unable to engage in any occupation for pay or profit due to sickness or injury.

BENEFIT

Provided that the conditions of this rider are met, any applicable Surrender Charge percentage shown on the Data Page will not apply to a partial or full surrender of Your contract prior to the Maximum Annuitization Date. The amount available for withdrawal or surrender shall be equal to the accumulated value set forth in Your contract.

TERMS AND CONDITIONS

1. After the Effective Date of this rider, there is a one year waiting period before You can exercise this rider. During this one year waiting period, You are not eligible to receive any waiver benefits, regardless of whether there is a Critical Need.

2. To exercise this rider based on a Critical Need, the Critical Need must occur after the Effective Date of this rider. When a Critical Need ends, Your ability to exercise this rider for that Critical Need also ends.

3. To exercise this rider based on Health Care Facility confinement, the confinement must begin after the Effective Date of this rider and will continue for at least 60 consecutive days. Subject to Our approval, we will waive surrender charges on any withdrawals taken during the confinement and during the 90 days following confinement. Notice must be provided within 90 days after confinement ends.

4. You must provide Us Notice, and proof which is acceptable to Us, that the conditions of this rider have been met. The amount available for withdrawal will be determined on the date that We approve Your request. We reserve the right to require a physical examination as proof of any claim submitted under this rider. If a physical examination is required, We will cover the expense of the examination. The opinion of the physician performing this examination will be the medical opinion that will determine whether proof is sufficient for any claim submitted under this rider.

5. There are no limits on the number of times You can exercise this rider.

6. If We deny any request to exercise this rider, Your request will not be processed until You have been notified of the denial and given an opportunity to accept or reject the surrender proceeds, including any surrender charges.

TERMINATION

This rider ends on the earliest of the following events:

1. You terminate the contract to which this rider is attached.

2. You cancel this rider. We reserve the right to require that You send Us Your contract so We can record the cancellation.

Termination of this rider shall not prejudice the waiver of any surrender charge while the waiver benefit was in force.

/s/ Larry Zimpleman
Chairman, President and CEO

Principal Life Insurance Company
711 High Street
Des Moines, Iowa 50392-0001